SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2006
DIVISION OF MARKET REGULATION

SECUR 06002710 IISSION

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Callaway Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3210 West Park Row, Suite 101
(No. and Street)

Arlington	Texas	76013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name)*

400 Parker Square, Suite 250-K	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/18/06

OATH OR AFFIRMATION

I, Corey Callaway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Callaway Financial Services, Inc.**, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Donna B. Wright

Notary Public

DONNA B. WRIGHT
Notary Public, State of Texas
My Commission Expires
March 19, 2006

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 Parker Square • Suite 250-K • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Callaway Financial Services, Inc.

We have audited the accompanying statement of financial condition of Callaway Financial Services, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callaway Financial Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder
BRAD A. KINDER, CPA

Irving, Texas
January 11, 2006

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2005

ASSETS	
Cash	$ 11,283
Certificate of deposit	10,000
Commissions receivable	16,776
Prepaid expenses	347
Clearing deposit	25,000
TOTAL ASSETS	$ 63,406
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 345
Commissions payable	13,762
Income taxes payable	2,790
TOTAL LIABILITIES	16,897
Stockholder's Equity	
Common stock, 100,000,000 shares authorized with $.01 par value, 20,000 shares issued and outstanding	200
Additional paid-in capital	29,800
Retained earnings	16,509
TOTAL STOCKHOLDER'S EQUITY	46,509
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 63,406

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Income
Year Ended December 31, 2005

Revenue	
Securities commissions	$ 263,709
Expenses	
Compensation and related costs	106,977
Clearing charges	104,191
Cost sharing expenses - Parent	20,000
Professional fees	10,168
Communications	2,215
Regulatory fees and expenses	881
Other expenses	676
TOTAL EXPENSES	245,108
Net income before provision for income tax	18,601
Provision for income tax	2,790
NET INCOME	$ 15,811

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2004	20,000	$ 200	$ 29,800	$ 698	$ 30,698
Net income	-	-	-	15,811	15,811
Balances at December 31, 2005	20,000	$ 200	$ 29,800	$ 16,509	$ 46,509

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 15,811
Adjustments to reconcile net income to net cash provided by operating activities	
Change in assets and liabilities:	
Increase in certificate of deposit	(10,000)
Increase in commissions receivable	(15,101)
Decrease in receivable from registered reps	3,721
Decrease in prepaid expenses	65
Increase in accounts payable	345
Decrease in accrued expenses	(4,395)
Increase in commissions payable	11,235
Increase in income taxes payable	2,670
Net cash provided by operating activities	4,351
Net increase in cash	4,351
Cash at beginning of year	6,932
Cash at end of year	$ 11,283

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest.
$120 was paid in income taxes during the year.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Callaway Financial Services, Inc. (the Company) was organized in January 2000 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of CFS Holdings, Inc. (Parent). The Company's customers consist primarily of individuals and retirement plans located in Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital and net capital requirements of $44,854 and $5,000, respectively. The Company's net capital ratio was .38 to 1.

Note 4 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Under a Cost Sharing Agreement effective August 2005, the Parent is to provide certain overhead costs associated with the operations of the Company. The fee under this Agreement is $2,000 per month; however, the Company at its sole discretion may deny payment and incur no obligation to the Parent.

Cost sharing expenses - Parent totaled $20,000 under this and the prior agreement for the year ended December 31, 2005.

Included in commissions payable is $13,714 due to the Parent's sole shareholder.

Note 5 - Concentration of Revenue

The Parent's sole shareholder generated approximately 99% of the Company's revenue.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has a clearing deposit and commissions receivable held by and due from its clearing broker/dealer of $25,000 and $15,543, respectively, totaling $40,543, which represents approximately 64% of the Company's assets.

Schedule I

CALLAWAY FINANCIAL SERVICES, INC.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2005

Total stockholder's equity qualified for net capital	$ 46,509
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	1,233
Prepaid expenses	347
Net capital before haircuts on securities positions	44,929
Haircuts on securities:	
Certificate of deposit	75
Net Capital	$ 44,854
Aggregate indebtedness	
Accounts payable	$ 345
Commissions payable	13,762
Income taxes payable	2,790
Total aggregate indebtedness	$ 16,897
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 39,854
Ratio of aggregate indebtedness to net capital	.38 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2005 as filed by Callaway Financial Services, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Callaway Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Callaway Financial Services, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder

BRAD A. KINDER, CPA

Irving, Texas
January 11, 2006